Exhibit 99.2

Seacoast Banking Corporation of Florida

Transcript of the Fourth Quarter 2003 Earnings Release Conference Call

January 15, 2004

< Conference Call>
<Confirmation Number:  3968770>

<Date:  January 15, 2004>
<Time:  9:00 a.m. EST>
<Header:  Seacoast Banking Corporation>
<Host:  Dennis Hudson>

<Length of Call:  29:00>

OPERATOR:  Good day, ladies and gentlemen, and welcome to your Seacoast Banking Corporation’s fourth quarter conference call.

At this time, all participants are in a listen-only mode.  Today we will conduct a brief question-and-answer session, and instructions will follow at that time.  If anyone should require assistance during today's program please press star, then zero, on your touch-tone telephone.

I would now like to introduce your host for today's conference call, Chief Executive Officer, Dennis Hudson.  You may proceed, sir.

DENNIS HUDSON, CHIEF EXECUTIVE OFFICER, SEACOAST BANKING CORPORATION:  Thank you very much, and welcome to Seacoast's fourth quarter earnings conference call.

Before I begin I'd like to address your attention to the statement contained at the end of our press release regarding forward statements.  During this call, we may be discussing certain issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act, and accordingly our comments are intended to be covered within the meaning of Section 27A of the Act.

With me today is Bill Hall, our Chief Financial Officer, and Bill and I will be available to answer questions following our brief prepared remarks.

The quarter just ended was indeed a telling one for Seacoast.  For a very long time we've enjoyed a deposit funding cost that has consistently ranked us among the best when compared to our peers.  We've enjoyed this enviable position due to our dominant market focus and relationship-based customer acquisition strategy.

For almost two years now we've been working to further improve our long-term prospects of producing better net interest margins by improving our mix of earnings assets while continuing to maintain our long-standing low-cost funding costs.

Specifically we've been building a greater capacity to produce higher yielding commercial and consumer loans, while transforming our strong ability to generate lower yielding residential loans into a more profitable fee-based business.

Much of this work and our success was hidden over the past year by the extraordinarily low interest rate environment, as ever increasing prepayments of our residential real estate loans, together with our decision to originate and sell most of our current residential production, combined to produce an overall negative growth for loans.

This situation reversed strongly in the quarter just ended.  During the quarter we produced remarkable growth in loan balances and a meaningful improvement in our net interest margin.  We feel these trends will continue, although less dramatically, into 2004.

Our goal is to produce a more competitive net interest margin over the long term as we continue our work.  In addition, we believe our longer-term interest rate risk profile has been improved in the process, which will place us in a stronger competitive position as interest rates inevitably increase.

I'd like to shift focus now and update you on what's happening in our markets.  As most of you know, we operate in some of the fastest growing and wealthiest markets in Florida.  Our close proximity to the Southeast Florida area make us an ideal place to escape from the densely over developed markets to the south.  Today over half of the Treasure Coast's population growth is coming from markets to the south, and this trend seems to be accelerating.

Our dominant, number one, market position in Stuart and Martin County has spread to the north in St. Lucie and Indian River Counties.  And today we are very close to surpassing Wachovia as the largest financial institution in the rapidly developing Treasure Coast market.

Our expansion into Palm Beach County this year has also been very positive.  In just a few short months we have built a bank there that rivals a couple of startup competitors that have been in the market for a number of years.  This is a market that has been hit with disruption recently, and we will continue to position ourselves as the third alternative in banking:  personal service you can't find in the large banks, combined with the capacity to handle your business that you can't always find in a local community bank.

We look to grow significantly in this market over the next few years.  We will be opening two additional offices here in the summer of 2004, which will give us a total of five offices, all located in the fast-growing north end of the Palm Beach County market.  These offices are concentrated in the communities of Palm Beach Gardens and Jupiter, for those of you familiar with Palm Beach County.

We also this quarter announced plans to enter Brevard County to the north with a loan production office and loan production team in 2004.  This important market, part of Florida's Space Coast, has already been providing us with some lending opportunities, and we believe that it will continue to assist us as we continue our effort to build our commercial and consumer base of business in the coming years.

I'll now turn the call over to Bill Hahl, our Chief Financial Officer, who is going to further report on our results for the quarter.  Bill?

WILLIAM HAHL, CHIEF FINANCIAL OFFICER, SEACOAST BANKING CORPORATION:  Thank you, Denny.  I will begin with discussing loan production for the year and the fourth quarter, the highlights related to the quarter and year-to-date for non-interest items, and conclude with some comments on deposit growth, the net interest margin, and the allowance for loan losses.

Beginning with lending production, commercial lending originations, primarily commercial real estate, continued to improve and totaled approximately $171 million for the year.  This is a great improvement over 2002 where a total of $83 million was originated.  The expansion into Palm Beach County has added $55 million to loans outstanding at year end, and we begin 2004 with a pipeline in this new market of $67 million.

Commercial and commercial real estate loan outstandings, including commercial real estate construction, increased a total of $58 million or 16.6 percent during 2003.

I ask you now to refer to our slides for loans outstanding that we posted on our website for this call.  Our strategy to reduce the relative size of our residential portfolio while building our commercial and consumer loan capabilities, as well as the historical low interest rates, initially resulted in declines in loans outstanding for the years 2001 and 2002.

However, with a steeper yield curve slowing loan prepayments, the successful expansion this year into Palm Beach County, and the continued growth in the company's existing markets, loan growth resumed in the third quarter 2003 and was up two percent for that quarter.  This loan production momentum continued to accelerate in the fourth quarter with the quarterly growth rate increasing to seven percent.  Further, we believe the annual growth rate in 2004 could average in the mid-teens, provided the economy continues to improve and interest rates remain favorable.

Mortgage banking originations were again solid for the quarter with production of $52 million versus $55 million in the third quarter.  This quarter's production and year-to-date results were all originated within the Company's footprint, with over 30 percent of these originations from our branches.

We have the best branch coverage of any competitor on the Treasure Coast.  In addition to mortgage loans, the branches originate direct consumer loans.  Installment loans to individuals increased $5 million or seven percent in the fourth quarter.

Moving to the highlights of non-interest items, the improved year-over-year, non-interest income growth was aided by increases in fee-based businesses, an increased customer base, and market expansion.  For the year, non-interest income represented 30 percent of total revenues, up from 26 percent a year ago.

Mortgage banking revenues for the quarter totaled $464,000, lower than the third quarter's $1.1 million.  The expansion into Palm Beach County has assisted in increasing our production capabilities.  However, revenues were lower due to some production, primarily adjustable rate products, being allocated to the bank's portfolio, aiding in the loan growth mentioned earlier.

The Company intends to open three more Palm Beach Country locations, as Denny indicated,  two in 2004, one in 2005, to continue to enhance its lending capabilities.

The Company's marine finance division, which we started in 2000 in Fort Lauderdale, Florida, to leverage off our 30-year history of making marine loans in our local markets, is primarily a fee-based business with loan production personnel in Florida and California.  Revenues in the fourth quarter were lower due to $8 million of Florida marine production being added to the bank's loan portfolio and the normal seasonality of these revenues.  The income generated from the sale of non-recourse marine loans totaled $592,000 in the quarter, a decline over the third quarter's $903,000.  However, revenues for the year totaled $3.2 million, up from $1.4 million in 2002.

For the year, a total of $184 million in loans were originated compared to $92 million in 2002.  As indicated previously, we do portfolio select, in-market marine loans and have a portfolio that totals $28 million at year end.

Moving into investment management, the key to our long-term profitability is growing our affluent customer base on the Treasure Coast and our broad assortment of wealth products and services.  Revenues generated from trust and investment management services in the fourth quarter increased 15.5 percent versus the third quarter and were slightly better than a year ago.  Continued improvement in the equity markets and general improvement in the national economy could help boost revenues from investment management in 2004.

My next comments will be about deposit growth over the past 12 months and the positive change in the mix that has occurred.  Please refer to the slide included in our website for this conference call.

A positive result of our long-term SuperCommunity Bank strategy is the Company's success at maintaining and growing low-cost funding relationships.  Deposit growth for the past 12 months totaled $99 million, a 9.6-percent increase, with over $48 million or an increase of 26 percent in non-interest-bearing deposits and an increase of $54 million or 11-and-a-half percent in low-cost NOW and savings deposits.

Deposit growth included the addition of $6 million in deposits in Palm Beach County in the fourth quarter and a total of $36 million for all of 2003 with $22 million in DDA, NOW and savings balances.

The next area I will cover will be our net interest margin improvement.  The net interest margin improved each month of the fourth quarter, with December's margin increasing to nearly 4.0 percent.  The net interest margin for the fourth quarter increased to 38 basis points over the third quarter and totaled 3.82 percent compared to 4.02 percent for the same quarter last year.

The improvement in the net interest margin resulted from asset yields increasing as a result of the steeper yield curve, while funding costs declined as a result of the favorable growth in no-cost and low-cost deposits that I mentioned.  In addition, the margin benefited from the positive change in earning assets and the growth in the loan portfolio.

Margin expansion is likely to continue in the near term, but at a slower pace than the fourth quarter, and is dependent upon loan growth and economic improvement.  When simulated in our ALCO model, the expansion of the Company's net interest margin for the first quarter of 2004 could be in the range of 15 to 20 basis points.  We'll continue to update you on our margin improvements throughout 2004.

Now please refer to the slides included on our website related to non-performing assets, net charge-offs, loan loss reserves, and loan portfolio outstandings by quarter for 2003.

The Company's allowance for loan losses totaled $6.2 million and represents 0.87 percent of total loans compared to 0.99 percent in the prior year and 564 percent of non-performing loans at year-end 2003.

Our net charge-offs and non-performing asset levels have historically been much better than industry averages, as can be seen on the charts I referenced earlier.  Although the Company experienced meaningful commercial and commercial real estate loan growth in the past quarter, the Company's historically low charge-offs in these portfolios, proven long-term credit quality, and the modest year-over-year total loan growth led us to conclude that an addition to the allowance for loan losses for the fourth quarter was not required.

Further, while we believe that future loan growth is likely to continue at double-digit levels in 2004 and a provision for loan losses will be necessary, the size of a provision will likely not be impactful to quarterly earnings results.

Denny?

HUDSON:  Thank you, Bill.

We at this point we would love to pause and take a few questions, if there are any questions.  And I'll turn the call back over to our moderator.

OPERATOR:  Ladies and gentlemen, if you have a question or a comment at this time, please press the one key on your touch-tone telephone.  If your question has been answered and you wish to remove yourself from the queue, please press the pound key.

Our first question comes from Gary Tenner from SunTrust.

GARY TENNER, SUNTRUST ROBINSON HUMPHREY:  Good morning.

HUDSON:  Good morning, Gary.

TENNER:  Bill, you mentioned expectations of margin expansion, 15 to 20 basis points potentially in the first quarter.  Is that off of the full fourth quarter margin of 3.82, so about flat to the December month?

HAHL:  Yes.  That would be correct.

TENNER:  OK.

HAHL:  Yes.

TENNER:  So that’s flat, around the four-percent level.  OK.  Thank you very much.

HUDSON:  Thank you, Gary.

OPERATOR:  Our next question comes from David Honold from KBW.

DAVID HONOLD, KBW:  Good morning.

HUDSON:  Good morning.

HONOLD:  The first question, just to follow up on the margin, how much of the improvement this quarter, Bill, would you attribute to the slowdown in MBS premium amortization, and how much to just core growth that you saw in the portfolio and maybe better asset yields?

HAHL:  It's difficult to say how much; certainly there was-- as you can see from the increase in the yield in the investment portfolio, that it did have an impact on the margin.  I think that's why you'll see -- we're seeing, at least in the model-- a slower growth in the first quarter, because we won't see the kind of expansion in the investment yields that we saw in the fourth quarter.  It'll be more driven by loan portfolio growth, as well as a continued improvement in the earning asset mix, both in the loan portfolio, as well as the investment portfolio's contribution declining as the loan portfolio grows.

HONOLD:  OK.  And then just to the follow up, the deposit growth in the quarter continued to be pretty good.  Service charges were down slightly.  Can you just comment in general on the mix shift and what you expect for deposits and service charges in 2004?

HUDSON:  Well, we think, -- this is Denny -- a lot of those numbers will continue; we'll continue to have strong growth in some of the core areas and the lower cost areas as we go into '04.  The last year, though, we've been very careful, I guess you'd say, in terms of our pricing and competitiveness for the CD portion of the portfolio.  And we've actually seen, over time, that the portfolio has had very little growth or no growth, depending on what period of time you're looking at.

And I think with the loan growth that we're anticipating over this next year, we might actually see a pickup in deposit growth occur in the year as we have more of a need to fund that loan growth.  I don't know that it's going to be dramatic this year, but I think it could be more significant out later into '05.

So I think the real story for the Company in '04 is going to be the return of loan growth, for all the reasons that we hopefully made clear in some of our comments.  For those of you that follow us, I think you can see that.  And perhaps as we approach the end of the year and trail into '05, you'll see a return of more significant balance sheet growth for the Company.  So we're looking for that to occur over the next year to 18 months.

HONOLD:  Thanks.

OPERATOR:  Our next question comes from Arielle Whitman from Sandler O’Neill.

ARIELLE WHITMAN, SANDLER O’NEILL:  Hi, gentlemen.

HUDSON:  Good morning.

HAHL:  Good morning.

WHITMAN:  Nice job this quarter.  I'm wondering if you could just help set expectations in terms of provisioning and reserve coverage?  And I know that you haven't taken a provision for a while, but where's the thought process?

HUDSON:  As Bill said at the end of his remarks, we're clearly...

WHITMAN:  Likely to add...

HUDSON:  ... likely to add a provision in '04.  It'll probably begin to occur in the first quarter.  And as we said, it's not likely to be significant in terms of the impact on the quarter.  I have to refer you back to the charts where we show charge-offs for many, many years being almost nil.  And when you look at the growth in the portfolio, the coverage ratio continues to be extremely high-- almost six times coverage on non-performing at the end of the year.  I would also remind you that the growth that we're seeing in the portfolio is largely concentrated in secured lending-- real estate secured lending.

We expect those trends to continue.  And that, combined with the fact that we have a very long history now, eight or nine years of extraordinary low charge-offs, suggests to us that we are adequately reserved today, and any further provisioning would be based on growth in the portfolio.

We've been saying that for the last year, and we now believe we're at a point where we're going to see, that loan growth emerge for all the reasons we stated earlier.

WHITMAN:  So the coverage ratio is -- I mean this is where we should expect it to be at its low?

HUDSON:  Yes, I think it’s going to remain fairly stable, but I think the provisioning that'll occur in the first quarter is going to be...

WHITMAN:  What's the size of growth?

HUDSON:  ... fairly modest ...

WHITMAN:  OK.

HUDSON:  Again, if we had a high degree of certainty as exactly what the number was going to be, we'd certainly give it to you.  But, we're not quite there yet in looking at that.  But I think it's clear to us, we’re not talking about a huge number in the first quarter.  It'll be more of a real change in direction--beginning to make some provision that'll occur next year beginning in the first quarter.

WHITMAN:  Thank you.

HUDSON:  Thanks, Arielle.

OPERATOR:  Our next question comes from Chris Marinac of FIG Partners.

CHRIS MARINAC, FIG PARTNERS:  Denny, Bill, good morning.

HUDSON:  Good morning, Chris.

MARINAC:  I wanted to ask about the duration of the securities portfolio, and how you see that evolving as this year unfolds.

HAHL:  Could you repeat that, Chris?  You were a little low.  I didn't quite hear.

MARINAC:  Oh, I'm sorry.  I was asking about the securities duration and how that will evolve this year.

HAHL:  The securities duration right now, based upon current levels of forecasted prepayments that are out there, would indicate a portfolio of around two years in average life.  If we shock that up 100 basis points, we'd go out to about three-plus years, a little over that.  And after that, the portfolio does not really extend to any great degree.  Of course, duration is a little bit lower than those numbers because of the principal prepayments coming back.  So on a duration basis, we're probably less than two years based upon current forecasts; and up 100, we're probably less than three.

MARINAC:  OK.

HUDSON:  So it's still a very, very short portfolio, as Bill indicated.  And we again believe we've made a pretty fundamental change in our long-term interest rate risk profile, given the mix change that's occurred over the last year in the loan portfolio and the anticipated drivers of loan growth as we look out over the next year.

We think we're in a pretty good position to comfortably get through what could be an increasing rate environment as we close in on the end of '04.

MARINAC:  Denny, if rates do not move for several months, to what extent does that create any near-term issue for you or would you label this more of a win-win?

HUDSON:  Well I would say if rates remain flat for the next quarter-- that's our forecast for ALCO-- that we will continue to see the overall margin expanding.  And, it's a positive thing.  Actually we see the margin expanding to a greater extent in a slowly rising interest rate environment.

MARINAC:  OK.  And then the follow-up question is on balance sheet leverage -- as you grow this year, will the overall balance sheet -- I mean will the leverage be any different in terms of your plan?

HUDSON:  No.  I mean the growth is not going to be balance sheet growth.  Remember we've been talking about loan growth, which has been pretty exciting around here this quarter and all year really -- and going forward, those trends will likely continue.  But whether it translates into overall balance sheet growth I think is another matter.  As I said earlier, as we close in on the end of the year, we might see some leveraging occurring in the balance sheet, but it's not going to be significant.

I think we still have, Chris, capacity to get into the market and buy shares.  We have a need to do that, and we'll probably do a little bit of that this year, but probably not a significant amount of it.  So I think that's just not an issue in terms of balance sheet -- additional balance sheet leverage.  I think, if anything, we'll be challenged to leverage it further as the year goes on.  But out beyond this year, again, as I said earlier, we'll see some balance sheet growth, which I think would bring back some leverage.  In the meantime, I think we have the capacity to do buy-backs.  We haven't done a lot of it this last year, and we'll probably do a similar small amount of it as we roll into '04.

MARINAC (ph):  Great, guys.  That's helpful.  Thanks very much.

HUDSON:  Thank you.

OPERATOR:  We have a follow up question from David Honold from KBW.

HONOLD:  Thanks.  Yes, just on the balance sheet growth, I noticed for the first time in a couple of quarters, 1-4 balances actually increased.  Can you give us a sense of where you'd like to see 1-4s relative to the overall portfolio, and maybe if anything has changed in terms of what you guys are willing to take and put on a balance sheet?  Thanks.

HUDSON:  Yes, good question.  About two years ago we hit the high point -- we had a loan mix that resulted in 1-4s being over 50 percent.  In fact, we have a slide up, the second slide on our website, that shows that.  In fact, it hit 60 percent in 1999.  That number, at year end, came down to 28 percent.  And really our goal is to keep 1-4s at about a third -- 33 percent.  We're a little under our goal right now.  I feel very comfortable where we are -- 28 percent.  But, you know, we might see that grow a little bit throughout the year, depending on the rate environment.  But it'll be modest growth, single digit, and again, the overall goal is around a third.

In terms of commenting on what's going into the portfolio right now, it's exclusively adjustable rate product and fixed-to-adjustable type product, very short duration.  We're not booking any any substantial amount of any fixed rate product into the portfolio, and we intend to continue that trend out indefinitely.

Bill, I don't know if you have any other...

HAHL:  No, that's precisely what the expansion was.  If you recall, when yield curve changed back in June or so and rates went up higher than they are even relative to today, a lot of applications came in that were -- people flipped over to fixed-to-adjustable and adjustable rates.  And that's what we saw closing and booking in the fourth quarter.  That's why our mortgage banking revenues in the fourth quarter were lower, as I'd indicated.  Does that answer your question, David?

HOLLAND:  Absolutely.  Thank you.

OPERATOR:  There are no further questions at this time.

HUDSON:  OK.  Well we appreciate your attendance today, and as always, feel free to give Bill or me a call should any of you have any additional questions.  We appreciate your attendance and look forward to reporting continued success as we close out the first quarter of '04.  Thank you very much.

OPERATOR:  Ladies and gentlemen, thank you for participation in today's conference.  This does conclude today's call.  You may now disconnect.

END

10